# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INTEGRATED RAIL & RESOURCES ACQUISITION CORP, CIK 0001854795
CUSIP: 45827R106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 400 W. MORSE BLVD., SUITE 220, WINTER PARK, Florida (FL), 32789
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001228922

## Reporting persons
- DONDERO JAMES D: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEXPOINT ASSET MANAGEMENT, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NexPoint Merger Arbitrage Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: INTEGRATED RAIL & RESOURCES ACQUISITION CORP
Address of issuer's principal executive offices: 400 W. MORSE BLVD., SUITE 220, WINTER PARK, FLORIDA, 32789.

## Item 2. Person Filing
Name of person filing: This Schedule 13G (this "Schedule 13G") is being filed on behalf of NexPoint Merger Arbitrage Fund, a Delaware statutory trust, NexPoint Asset Management, L.P., a Delaware limited partnership and James Dondero, a United States citizen (together, the "Reporting Persons"). On March 14, 2024, the Reporting Persons acquired 294,324 shares of common stock (the "Shares") and 147,162 warrants to purchase Shares of the Issuer. On November 21, 2024, the Reporting Persons exercised their right to redeem 294,324 Shares in connection with a special meeting held by the Issuer. After the redemption, the Reporting Person owns 147,162 warrants to purchase Shares of the Issuer, which are not exercisable within 60 days of December 31, 2024.
Address of principal business office or, if none, residence:
300 Crescent Court, Suite 700
Dallas, Texas 75201
Citizenship:
NexPoint Merger Arbitrage Fund is a Delaware Statutory Trust.
NexPoint Asset Management, L.P. is a Delaware limited partnership.
James Dondero is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
NexPoint Merger Arbitrage Fund: 0 shares
NexPoint Asset Management, L.P.: 0 shares
James Dondero: 0 shares
Percent of class:
NexPoint Merger Arbitrage Fund: 0%
NexPoint Asset Management, L.P.: 0%
James Dondero: 0%
Sole power to vote or to direct the vote:
NexPoint Merger Arbitrage Fund: 0 shares
NexPoint Asset Management, L.P.: 0 shares
James Dondero: 0 shares
Shared power to vote or to direct the vote:
NexPoint Merger Arbitrage Fund: 0 shares
NexPoint Asset Management, L.P.: 0 shares
James Dondero: 0 shares
Sole power to dispose or to direct the disposition:
NexPoint Merger Arbitrage Fund: 0 shares
NexPoint Asset Management, L.P.: 0 shares
James Dondero: 0 shares
Shared power to dispose or to direct the disposition:
NexPoint Merger Arbitrage Fund: 0 shares
NexPoint Asset Management, L.P.: 0 shares
James Dondero: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- DONDERO JAMES D: /s/ James D. Dondero, Individual (02/12/2025)
- NEXPOINT ASSET MANAGEMENT, L.P.: /s/ James D. Dondero, Sole Member of Strand Advisors GP, LLC, its general partner (02/12/2025)
- NexPoint Merger Arbitrage Fund: /s/ Frank Waterhouse, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer (02/12/2025)